Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Future Labs VI, Inc.
1438 9th Street
Santa Monica, CA 90401
www.piestro.com

Up to $1,069,997.20 in Common Stock at $1.63
Minimum Target Amount: $9,998.42

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Future Labs VI, Inc.
Address: 1438 9th Street, Santa Monica, CA 90401
State of Incorporation: DE
Date Incorporated: December 04, 2017

Terms:

Equity

Offering Minimum: $9,998.42 | 6,134 shares of Common Stock
Offering Maximum: $1,069,997.20 | 656,440 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.63
Minimum Investment Amount (per investor): $249.39

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and

power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.


Investment Incentives and Bonuses*


Early Bird

First 7 days - Friends and Family | 20% bonus shares

Next 7 Days - Super Early Bird | 15% bonus shares

Next 7 days - Early Bird| 10% bonus

Next 7 days - Early Adopters | 5% bonus shares

Volume

- $500+ (Tier 1 perk)
  - $50 in credits
- $1,000 (Tier 2 perk)
  - $100 in credits
- $2,500+ (Tier 3 perk)
  - $200 in credits
- $5,000+ (Tier 4 + 10% bonus shares)
  - $500 in credits
- $20,000+ (Final Tier+ 15 % bonus shares)
  - $2,500 in credits
  - 10% off all purchases your first year
  - Invitation for 2 people to travel to our first opening, including flights and housing


The 10% Bonus for StartEngine Shareholders


Piestro by Future Labs VI, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at

$1.63 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $163. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Future Labs VI, Inc., doing business as Piestro, is building an automated vending machine that will make hot and fresh artisanal pizza with the press of a button. Our team has a wealth of experience in automation and kitchen technology and we are bringing this experience to build one of the world's first pizza vending machines. We are backed by Wavemaker, a global venture capital firm, and by Wavemaker Labs (Future Labs VII, Inc.), its in house robotics and automation corporate innovation studio. Piestro (Future Labs VI, Inc.) has common ownership with Wavermaker Labs. Both entities are majority owned by Future VC, LLC, which controls the majority (79%) of voting stock of both entities. We are based in Santa Monica, California and are currently working on version two of our prototype.

Competitors and Industry

The worldwide pizza market is currently $154bn and is expected to grow to over $230bn by 2023. Despite there being some large industry incumbents, the pizza industry is highly fragmented with hundreds, if not thousands, of regional players. Additionally, the pizza delivery space is extremely large and growing, especially due to recent concerns around public health and safety. We believe Piestro is well positioned to ride the wave of these trends, and help delivery healthy, fresh, and quality pizza to the public using innovative technology.

There are some direct competitors in the pizza automation space, including Picnic, Zume, Basil Street, and Let's Pizza, among others. We believe ours is the only business that combines an experienced team of engineers with a management and advisory board that has deep experience in the restaurant industry and in food automation, including at Kitchen United and Miso Robotics. We believe our team and its background is what sets us apart from the other players in the market.

Current Stage and Roadmap

Current Development Stage

We have completed our first prototype, which is a proof of concept that can be seen in our marketing video. The product takes pizza shells and dispenses toppings onto it. The majority of our funds so far have been to build the current prototype and conduct business develoment and fundraising efforts. We currently have a team of consultants at Wavemaker Labs that manage all of our product development efforts. We have already started business development efforts and have started to source partners and potential customers for our business. To date, we have not registered any IP, but we do plan to make IP generation a part of this business.

Future Roadmap

We are currently developing version two of our prototype, which will harness true cold to cook technology that we plan to deploy in a live location for beta testing and actual customer ordering. Capital raised in this round will help us finance this next step in our product development roadmap. We also plan to speed up business development efforts and hope to deploy our next prototype in a "Beta" rollout. By the end of this year, we hope to have made significant progress on our second prototype, with the hope of having it finished sometime in 2021.

If we hit our product development and business development goals, then sometime in the second half of 2021 we plan to conduct a Series A financing round, with the goal of securing medium to large customers in 2021, and have regional rollouts of our product by early 2022.

The Team

Officers and Directors

Name: James Buckly Jordan

James Buckly Jordan's current primary role is with Future Labs VII, Inc.. James Buckly Jordan currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 04, 2017 - Present
  Responsibilities: Director of the Board

Other business experience in the past three years:

- **Employer:** Future Labs VII, Inc.
  Title: Cofounder and Managing Partner
  Dates of Service: December 04, 2017 - Present
  Responsibilities: Chief executive officer of Future Labs VII, Inc.

Other business experience in the past three years:

- **Employer:** Miso Robotics
  Title: CEO
  Dates of Service: September 06, 2019 - Present
  Responsibilities: Manage strategy and operations.

Name: Massimo De Marco

Massimo De Marco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 29, 2020 - Present
  Responsibilities: Overseeing strategy and business development. Massimo currently receives $1500 per month as compensation for his role as CEO.

Other business experience in the past three years:

- **Employer:** Kitchen United
  Title: Co-Founder and Chief Concept Officer
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Overseeing operations and strategy

Other business experience in the past three years:

- **Employer:** PH&E Consulting
  Title: COO
  Dates of Service: January 01, 2014 - November 30, 2019
  Responsibilities: Manage operations of this restaurant focused consulting company.

Other business experience in the past three years:

- **Employer:** Home Team Kitchens
  Title: COO
  Dates of Service: February 01, 2020 - Present
  Responsibilities: General operations management.

Name: Kevin Morris

Kevin Morris's current primary role is with Future Labs VII, Inc.. Kevin Morris currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: September 15, 2019 - Present
  Responsibilities: Overseeing operations, finance and strategy. Kevin currently receives no cash compensation for his role as COO.

Other business experience in the past three years:

- **Employer:** Future Labs VII, Inc.
  Title: CFO
  Dates of Service: September 15, 2019 - Present
  Responsibilities: Overseeing strategy, finance, and operations

Other business experience in the past three years:

- **Employer:** Denim.LA, Inc. dba DSTLD
  Title: Co-Founder, CFO, and COO
  Dates of Service: July 01, 2014 - April 01, 2019
  Responsibilities: Overseeing operations, finance, customer service, and analytics

Other business experience in the past three years:

- **Employer:** Miso Robotics
  Title: CFO
  Dates of Service: September 05, 2019 - Present
  Responsibilities: Manage finance and fundraising efforts.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to

enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be a fully operational Piestro vending machine or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Piestro vending machine. Delays or cost overruns in the development of our Piestro pod and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Future Labs VI, Inc. ("Piestro") was formed on December 4, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Piestro has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Piestro is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Future VC, LLC (managed by and 46% owned by James Buckly Jordan, and 32% owned by Wavemaker Partners V, LP (General Partner Wavemaker Management LLC))	2,373,327	Preferred Stock	64.28

The Company's Securities

The Company has authorized Preferred Stock, Common Stock, and Class F Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 656,440 of Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share per Delaware Business Law 8 Del. C. 1953, § 212.

Material Rights

The Preferred Stock may be divided into such number of series as the Board of Directors of the Corporation (the "Board of Directors") may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the numbers of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series subsequent to the issue of shares of that series.

Other Preferred Stock material rights have not currently been designated at this time.

Common Stock

The amount of security authorized is 10,000,000 with a total of 692,307 outstanding.

Voting Rights

Please see voting rights applicable to this offering below. Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as otherwise expressly provided herein or as required by law, each holder of Class F Stock shall have the right to one (1) vote for each share of Common Stock into which such Class F Stock could then be directly converted (without first being converted to another series of Subsequent Preferred Stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. The holders of Class F Stock and Common Stock shall vote together as a single class on all matters, except as required by applicable law or as set forth below.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Warrants and Stock Options for Common Stock

The total amount outstanding includes 32,967 of shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 659,340 of shares to be issued pursuant to

stock options which are reserved but unissued.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights

(a) In the event of any Liquidation Event (as defined below), whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

(b) For purposes of this Section 2, a "Liquidation Event" shall include

(i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary and in which the holders of capital stock of the Corporation hold less than a majority of the voting power of the surviving entity (other than a mere reincorporation transaction),

(ii) a sale of all or substantially all of the assets of the Corporation,

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of the Corporation's then outstanding securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation, or (iv) a liquidation, dissolution or winding up of the Corporation. Notwithstanding the foregoing, the issuance of newly issued shares of capital stock of the Corporation for cash in a financing transaction shall not be deemed a liquidation, dissolution or winding up of the Corporation.

Class F Stock

The amount of security authorized is 3,000,000 with a total of 3,000,000 outstanding.

Voting Rights

Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as otherwise expressly provided herein or as required by law, each holder of Class F Stock shall have the right to one (1) vote for each share of Common Stock into which such Class F Stock could then be directly converted (without first being converted to another series of Subsequent Preferred Stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. The holders of Class F Stock and Common Stock shall vote together as a single class on all matters, except as required by applicable law or as set forth below.

Material Rights

Additional Material Rights

Upon each Equity Financing (as defined below), ten percent (10%) of the shares of Class F Stock held by each holder of Class F Stock immediately following the Effective Time shall automatically convert into shares of the subsequent series of preferred stock of the Corporation that is issued in such Equity Financing (each such series, "Subsequent Preferred Stock") at the applicable Conversion Ratio and each holder of Class F Stock agrees to execute such documents as may be requested by the Corporation in connection with the issuance of such Subsequent Preferred Stock upon the conversion of such Class F Stock.

In addition to the shares of Class F Stock converted pursuant to Section 4(b)(i), any share of Class F Stock that is sold by the holder thereof in connection with an Equity Financing shall, subject to restrictions on the transfer of such share under the bylaws of the Corporation or applicable agreements, automatically convert into shares of the Subsequent Preferred Stock at the applicable Conversion Ratio, effective immediately upon the purchase of such share of Class F Stock by an investor in connection with such Equity Financing (whether or not such investor otherwise participates in the Equity Financing).

As long as any shares of Class F Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Class F Stock, (i) amend, alter or repeal any provision of this Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock; (ii) increase or decrease the authorized number of shares of Class F Stock or Common Stock; (iii) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any

merger or consolidation or any other Liquidation Event; or (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or consent to any of the following.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights

(a) In the event of any Liquidation Event (as defined below), whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

(b) For purposes of this Section 2, a "Liquidation Event" shall include

(i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary and in which the holders of capital stock of the Corporation hold less than a majority of the voting power of the surviving entity (other than a mere reincorporation transaction),

(ii) a sale of all or substantially all of the assets of the Corporation,

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of the Corporation's then outstanding securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation, or (iv) a liquidation, dissolution or winding up of the Corporation. Notwithstanding the foregoing, the issuance of newly issued shares of capital stock of the Corporation for cash in a financing transaction shall not be deemed a liquidation, dissolution or winding up of the Corporation.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $313,536.50
  Number of Securities Sold: 3,000,000

Use of proceeds: Seed capital
Date: March 01, 2018
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company has focused the majority of its operating history on exploring automation in the restaurant space. The company is currently pre-revenue.

Expenses for Fiscal Years 2018 and 2019

The Company's expenses consist of, among other things, general administrative expenses such as travel, business development salaries, and marketing expenses. No expenses in 2018 or 2019 were devoted directly to research and development. Expenses in 2019 increased $20,764 from 2018 due to increased expenses related to the company's development and new expenses related to sales and marketing. In 2020 that the company began to use resources to build its first prototype of a pizza vending machine.

Historical results and cash flows:

The majority of the company's prior operating history and expenses were devoted to exploring a business in the kitchen and food automation space. We expect similar levels of expenses as we further product development and business development efforts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has access to resources provided by Wavemaker Labs to fund

its operations prior to a successful crowdfunding campaign. This includes debt where the Company can borrow capital at 3% interest rate from Wavemaker Labs and related entities until it closes on a successful fundraise. Additionally, in 2020 the company has relied on consulting services provided by Wavemaker Labs for product development efforts. These expenses have been booked but the payments have been accrued until the Company is able to close on funds from a financing round. To date, these expenses are roughly $200,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company currently has access to resources provided by Wavemaker Labs to fund its operations prior to a successful crowdfunding campaign. As such, the funds of this campaign factor into our financial resources to develop and grow our business further but are not critical to operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, we are relying on the success of this crowdfunding campaign for the viability of the company. However, if this round is not successful, we will aim to access other sources of private capital to fund the business.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will likely rely on additional sources of outside capital if we only raise the minumum offering amount, so we expect to have ample runway regardless of the success of this round.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to be able to operate our business for up to 12 months, possibly longer, if we raise the maximum in this round.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are additional future sources of capital available to the company as described above. We have access to debt from Wavemaker Labs to fund the company. This

includes debt where the Company can borrow capital at 3% interest rate from Wavemaker Labs and related entities until it closes on a successful fundraise.

Indebtedness

- **Creditor:** Related Party
  Amount Owed: $4,000.00
  Interest Rate: 3.0%
  Maturity Date: August 22, 2020

- **Creditor:** Wavemaker Labs
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020
  This is not debt, but rather an estimate of accounts payable that the Company might owe to Wavemaker Labs for engineering services rendered.

Related Party Transactions

- **Name of Entity:** Wavemaker Partners V, LP
  Names of 20% owners: Wavemaker Partners V, LP
  Relationship to Company: Wavemaker Partners V, LP has an ownership stake in Future VC, LLC which controls 79% of the voting stock of Future Labs VI, Inc.
  Nature / amount of interest in the transaction: $250,000 principle at 6% interest rate.
  Material Terms: The Company has loaned the amount disclosed above to Wavemaker Partners V, LP. During the years ended December 31, 2019 and 2018, the Company had recognized $15,460 and $7,685 in interest income, respectively, all of which has remain unpaid as of December 31, 2019.

- **Name of Entity:** Future VC, LLC
  Names of 20% owners: James Buckly Jordan and Wavemaker Partners V
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company loaned $40,000 to Future VC, LLC in November 2018 at a 3% interest rate. This loan was repaid in full in April 2019.
  Material Terms: 3% interest rate

Valuation

Pre-Money Valuation: $6,018,460.41

Valuation Details:

Our pre-money valuation was based upon an analysis of industry comps, revenue forecast, and post money valuation of founders round and progress made in team, product development, partnerships, and prototype since then. We created our revenue forecast using unit economics and profit margins that were based on existing industry numbers, both for brick & mortar restaurants and for what we believe we can achieve with automation and lower labor costs. Our team, which has a strong background in the restaurant industry, kitchen technology, engineering, operations, and marketing is another driver for our valuation. Finally, our relationships in the industry have allowed us to begin discussions with some exciting partners in the real estate space, contactless payments, and public safety space. The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.42 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  We plan to use funds from this round to further our product development to build version two of our prototype.

If we raise the over allotment amount of $1,069,997.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  53.5%
  We plan to use funds from this round to further our product development to build version two of our prototype.

- *Company Employment*
  25.0%
  We will accelerate our hiring and bring on some of our staff as part-time and full time.

- *Marketing*
  18.0%
  We plan to allocate part of our round for marketing our business to new customers and also for business development efforts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.piestro.com (www.piestro.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/piestro

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Future Labs VI, Inc.

[See attached]

Future Labs VI, Inc.
d/b/a Piestro
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2019 and 2018

Future Labs VI, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Future Labs VI, Inc.
Santa Monica, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Future Labs VI, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Labs VI, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations, has not generated revenues or profits since inception, incurred net losses of $28,588 and $15,652 and had negative operating cash flows for the years ended December 31, 2019 and 2018, respectively, has an accumulated deficit of $44,240 as of December 31, 2019, and has limited available liquid assets with just $130 of cash held as of December 31, 2019. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
May 20, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Future Labs VI, Inc.
BALANCE SHEETS
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 130	$ -
Loan receivable, related party	250,000	290,000
Interest receivable, related party	23,213	7,885
Total Current Assets	273,343	297,885
TOTAL ASSETS	$ 273,343	$ 297,885
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Note payable, related party	$ 4,000	$ -
Interest payable, related party	46	-
Total Current Liabilities	4,046	-
Stockholders' Equity (Deficit):		
Preferred Stock, $0.0001 par, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding, as of December 31, 2019 and 2018, respectively.	-	-
Common Stock, $0.0001 par, 10,000,000 shares authorized, 3,000,000 and 3,000,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	300	300
Additional paid-in capital	313,237	313,237
Accumulated deficit	(44,240)	(15,652)
Total Stockholders' Equity (Deficit)	269,297	297,885
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 273,343	$ 297,885

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

Future Labs VI, Inc.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	34,256	23,537
Sales & marketing	10,045	-
Total Operating Expenses	44,301	23,537
Loss from operations	(44,301)	(23,537)
Other Income/(Expense):		
Interest income	15,760	7,885
Interest expense	(47)	-
Total Other Income/(Expense)	15,713	7,885
Provision for income taxes	-	-
Net Loss	$ (28,588)	$ (15,652)
Weighted-average vested common shares outstanding		
-Basic and Diluted	3,000,000	2,486,321
Net loss per common share		
-Basic and Diluted	$ (0.01)	$ (0.01)

Future Labs VI, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2019 and 2018

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 2017	-	$ -	626,673	$ 63	$ 313,274	$ -	$ 313,337
Issuance of common stock	-	-	2,373,327	237	(37)	-	200
Net loss	-	-	-	-	-	(15,652)	(15,652)
Balance at December 31, 2018	-	-	3,000,000	300	313,237	(15,652)	297,885
Net loss	-	-	-	-	-	(28,588)	(28,588)
Balance at December 31, 2019	-	$ -	3,000,000	$ 300	$ 313,237	$ (44,240)	$ 269,297

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

Future Labs VI, Inc.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (28,588)	$ (15,652)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in interest payable, related party	46	
(Increase)/Decrease in interest receivable, related party	(15,328)	(7,885)
Net Cash Used In Operating Activities	(43,870)	(23,537)
Cash Flows From Investing Activities		
(Issuance)/repayment of loan to related party	40,000	(290,000)
Net Cash Provided by/(Used In) Investing Activities	40,000	(290,000)
Cash Flows From Financing Activities		
Loan from related party	4,000	-
Proceeds from issuance of common stock	-	200
Net Cash Provided By Financing Activities	4,000	200
Net Change In Cash	130	(313,337)
Cash at Beginning of Period	-	313,336
Cash at End of Period	$ 130	$ -
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 1	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-6-

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

NOTE 1: NATURE OF OPERATIONS

Future Labs VI, Inc. (the "Company"), doing business as Piestro, is a corporation formed on December 4, 2017 under the laws of Delaware. The Company was formed to sell automated pizza vending machines.

As of December 31, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company's activities have consisted of formation activities, research and development, and capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, and 2018, the Company's cash balances exceeded FDIC insured limits by $0 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might note be recoverable. The Company capitalizes assets with a useful life greater than 1 year and whose cost is greater than $2,500. No property and equipment has been recorded through December 31, 2019.

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when performance obligations have been met under the agreement terms and collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2019 or 2018.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

As no potentially dilutive items exist as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year.

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $44,193 and $15,562 as of December 31, 2019 and 2018, respectively. The Company pays Federal and California income taxes, and has used an effective blended rate of 28% to derive net deferred tax assets of $12,367 and $4,380 as of December 31, 2019 and 2018, respectively, resulting from its net operating loss carryforwards and other temporary book-to-tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 and 2019 deferred tax assets.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

As of December 31, 2019, the Company has not commenced planned principal operations and activities have consisted of those related to formation, research and development, and capital raising. The Company has not yet generated any revenues since inception, has sustained net losses of $28,588 and $15,652 and had negative operating cash flows during the years ended December 31, 2019 and 2018, respectively, has an accumulated deficit of $44,240 as of December 31, 2019, and has limited available liquid assets as of December 31, 2019 with just $130 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company has authorized 10,000,000 shares of common stock with par value of $0.0001 per share.

In December 2017, the Company issued to its founder and outside investors a total of 626,673 shares of common stock at $0.50 per share for total proceeds of $313,337.

During March 2018, the Company issued 2,373,327 shares of common stock to its founder for total proceeds of $200. No additional compensation expense was recorded for the fair value of these shares as they were authorized for issuance upon formation in 2017 when the fair value of the Company's stock was de minimus.

These stock issuances were conducted under terms of a shareholder agreement, which includes restrictions on transfer and a Company repurchase option if certain triggering events occur, but contains no vesting provisions.

As of December 31, 2019 and 2018, the Company had 3,000,000 and 3,000,000 shares of common stock issued and outstanding, respectively.

Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with par value of $0.0001 per share. As of December 31, 2019 and 2018, no shares were issued and outstanding.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to

fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RELATED PARTY LOAN RECEIVABLE

On June 27, 2018, the Company loaned $250,000 to a related party, Wavemaker Partners V, LP. The loan bears 6% compounded interest per annum. The loan was payable in full by October 31, 2018, however, the maturity date of the loan was extended by the parties until February 29, 2020 subsequent to December 31, 2019. During the years ended December 31, 2019 and 2018, the Company had recognized $15,460 and $7,685 in interest income, respectively, all of which has remain unpaid as of December 31, 2019.

On November 1, 2018, the Company loaned $40,000 to a related party, Future VC, LLC, under a secured promissory note. The loan bears 3% simple interest per annum. The loan principal and interest was repaid in full on April 1, 2019. During the years ended December 31, 2019 and December 31, 2018, the Company recognized $300 and $200 in interest income, respectively.

NOTE 7: RELATED PARTY NOTE PAYABLE

On March 21, 2019, the Company borrowed $800 under a secured promissory note with a related party. The note bears interest at 3% per annum. The note is payable in full on March 21, 2020, the maturity date. During the year ended December 31, 2019, the Company had recognized $1 of interest expense. This note was repaid during 2019.

On August 22, 2019, the Company borrowed $4,000 under a secured promissory note with a related party. The note bears interest at 3% per annum. The note is payable in full on August 22, 2020, the maturity date. During the year ended December 31, 2019, the Company had recognized $46 of interest expense, all of which remains unpaid as of December 31, 2019.

For all notes, upon the occurrence of a change of control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of an acquisition.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to

recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 20, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Piestro

Delivering artisanal pizzas in 3 minutes or less





⊘ Website   📍 Santa Monica, CA   FOOD & BEVERAGE

Piestro is an automated robotic pizza shop that delivers high-quality artisanal pizzas within 3 minutes. Our fully-automated machine allows for zero contact food preparation, zero food waste, consistent quality, and a much lower cost of operation. With our innovative design, Piestro is introducing a new economic paradigm for food.

$0.00 raised ⓘ

0 Investors	**91** Days Left
$1.63 Price per Share	**$6.02M** Valuation
Equity Offering Type	**$249.39** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   🤍 Follow

Reasons to Invest

- Backed by lead investor, Wavemaker Partners, a global Venture Capital fund with $400M AUM and Wavemaker Labs, a food automation focused venture studio.

- A seasoned team of food and robotics expertise made up of executives and founders from Miso Robotics, Kitchen United, SBE Entertainment Group, Graze Autonomous Mowers, and Wolfgang Puck.

- Serving the most popular food in the US, Pizza ($46.3B), with a dual go-to-market approach: operating our own Piestro units and providing existing pizzerias with

the ability to white label Piestro units to grow their market share for a fraction of the cost.

"A revolutionary high quality pizzeria without the high operational costs"



0:00

The photos included are of Piestro's fully functioning first prototype. The Piestro machine is not currently available on the market and in development.

THE PROBLEM

Full-service pizza restaurants are expensive to run and have slim margins

The profit margins of a full-service restaurant are extremely low, at approximately

5-10%, due to high real estate and labor costs. According to a survey from Restaurant Owner, restaurant startup costs range anywhere between $175,500 and $750,500, with the median cost at $375,000. Restaurant opening costs average at about $450 per square foot. Additionally, most restaurants have high labor costs due to labor shortage, high turnover rates and rising wages. In fact, it can cost over $3,500 to hire and train a new staff member, so employee retention is crucial. Labor costs for pizza restaurants average at about 31.3%.

Operating a Full-Service Pizza Restaurant Doesn't Leave You With a Lot of Leftover Dough





0:00

THE SOLUTION

Piestro: A revolutionary, high quality pizzeria without the high operational costs

Piestro provides a high quality artisanal pizza experience and solves the two biggest problems in traditional restaurants: expensive labor and real estate costs. A Piestro unit is roughly the size of two vending machines and is fully autonomous, requiring no employees to operate, as opposed to the average pizza restaurant's 10+ employees. While the time to launch a traditional restaurant is about 9-12 months, with Piestro, we believe based on our initial prototype that an existing pizza chain can have our pod up and running within two weeks at a cost of only $50,000, which is about ⅙ of the median total restaurant startup cost.


The Artisanal Pizza Experience
With a Futuristic Twist
piestro

*The photos included are of Piestro's fully functioning first prototype. The Piestro machine is not currently available on the market and in development.


1
2



*The photos above are of Piestro's fully functioning first prototype. The Piestro machine is not currently available on the market and in development.

The average hourly and annual wages of a restaurant cook were $13.06 and $27,170 in 2018, respectively. For typical restaurants that employ 10+ people, payroll costs would be a minimum of $271,700 annually to employ 10 cooks in the kitchen. Piestro requires no labor to operate as it is fully automated, and only needs a part-time employee to service and refill ingredients periodically, which is expected to cost approximately $7,500 per year based on our initial prototype.

   Vs.   **Traditional Restaurant**

piestro	Traditional Restaurant
32 sq. ft. unit	retail space
1-2 employees (part-time)	10+ employees (Manager, Chef, Server, ect.)
2 weeks to launch	9 months to launch
~$50K to start	up to $750K+ to start

THE MARKET

Pizza is the most popular food in the US and chain pizzerias statistically take preference



Just Like Our Dough, The Pizza Market Is On The Rise

Pizza is the #1 most popular food in the US and on any given day, about 13% (or 1 in 8) of Americans eat pizza. Piestro's target market is millennials and generation Z. According to a recent study, 32% of millennials and 41% of Gen Z-ers are willing to pay premium prices for sustainably sourced ingredients like ours. Pizza is also popular on social media, which means it resonates with our target customers. In fact, the hashtag "#pizza" has been used 45.1 million times on Instagram. As per a study by Gousto, a British meal kit retailer, Pizza is the #1 most popular food on Instagram with 37.9M posts.



Pizza Is The #1 Most Popular Food In The US

On Any Given Day, About 13% Of Americans Eat Pizza

The Global Pizza Market was worth $154.8B in 2019 and is projected to hit $233.3B by 2023. The US accounted for a 30% market share and was worth $46.3B. The US market is projected to hit $53.8B in 2023, with a 3.9% annual growth rate from 2019 to 2023. Chain pizzerias accounted for 60% of the pizza market with $27.8B in revenue and 3.17% year over year sales growth, while independent pizza restaurants earned $18.5B in revenue, and held a 40% market share and experience -1.33% year over year sales growth. (Source: PMQ Magazine)

U.S. Pizza Market



OUR TRACTION

Backed by a venture capital fund with a proven track record investing in robotics companies

Piestro is a Wavemaker-backed company and was incubated by Wavemaker Labs, providing it access to seed capital and an experienced team of engineers and business professionals. This means Piestro has access to top engineering talent and tools without burning high amounts of cashflow in the early stages of the company. Additionally, Piestro is able to leverage the administrative and business development teams at Wavemaker Labs for hiring, raising capital, building partnerships and finding customers.

To date, Wavemaker Labs has empowered Piestro to build its first prototype, helped source its executive and operating team, retain several advisors in the robotics and restaurant industries, and begin conversations with several potential partners and customers whom we hope to announce during this campaign.

We're Supported By a

We're Supported By a
Top Venture Firm & Incubator





Wavemaker Partners
Venture Capital Fund

- Top 10% early stage venture fund with $400M AUM
- Customer introductions
- Global presence

Wavemaker Labs
Robotics R&D Lab

- Focus on Food Tech & automation
- Workspace, equipment, materials, software
- In-house robotics & engineering support

WHAT WE DO

Robotics-run pizza shops that provide customers with restaurant-quality pizzas in minutes

Piestro is an automated robotic pizza shop that delivers high-quality artisanal pizzas within 3 minutes. Because robots don't sleep, we are able to keep our shops open 24/7 and customers have the option to order ahead, so that pizza is ready when they arrive.





0:00

The photos included are of Piestro's fully functioning first prototype. The Piestro machine is not currently available on the market and in development.

With three decades of food and robotics expertise, we have designed Piestro to be able to cook restaurant-quality pizzas, using the highest quality ingredients, right in front of you - a fun and entertaining experience for the whole family! Piestro is currently in the prototype and development phase.



Built with
Quality, Fun, and Convenience in Mind


Lightning Fast


Order Ahead


Fun & Entertaining


Customizable Toppings


Restaurant-Quality Pizza


Always Open

The above photo is of Piestro's fully functioning first prototype. The Piestro machine is not currently available on the market and in development.

THE BUSINESS MODEL

From pizzeria to white-label partnerships



Dual Go-to-Market Approach

Phase 1

Sell direct to customers via Piestro machine

Phase 2

White-label partnerships with existing pizza companies



- **Phase 1:** We sell Pizzas directly to customers, freshly made by our very own Piestro units
- **Phase 2:** Selling white-labelled Piestro units to pizza chains looking to expand their footprint with minimal capex and risk

HOW WE ARE DIFFERENT

Revolutionary technology to deliver high quality pizza at fast food prices

Piestro eliminates expensive real estate and labor costs so that we can focus more on the quality of our ingredients, and deliver artisanal pizza at fast food prices, in as little as 3 minutes!



The Traditional Pizzeria is a Low-Margin Business Hindered by High Labor & Real Estate Costs
22% Profit Margins
18%
22%
12%
28%
20%
Profit
Food Costs
Labor
Other
Real Estate

piestro is a High-Margin Business



48% Profit Margins

- Profit — 48%
- Food Costs — 18%
- Labor — 10%
- Other — 14%
- Real Estate — 10%

Margins may vary depending on the product being sold (direct selling and/or "powered by piestro".

THE VISION

White Label Pizza Experiences with regional and nation-wide pizza chains



"Powered By Piestro"

allows for existing brick & mortar chains to expand their geographic footprint of pizzerias at a fraction of the cost



**The above image is of Piestro's fully functioning first prototype. The Piestro machine is not currently available on the market and in development.*


Piesto Will Become
The Little Pizzeria Seen
Around The World

OUR TEAM

A team of experienced robotics engineers with a track record of building multi-million dollar companies

Our founder and CEO, Massimo Noja De Marco, is the co-founder of Kitchen United, which raised $50M and was most recently valued at $140M (Source: Kitchen United Pitchbook Profile). De Marco was named one of the top 10 restaurant innovators in National Restaurant News power list. De Marco's company, Wavemaker Labs, is a corporate and robotics innovation venture studio

with a strong track record of building commercially successful robotics companies like Miso Robotics which is valued at $110M and Graze, valued at $36.9M in pre-orders from two top 20 commercial landscaping companies.

Our team of experienced robotics engineers helped build Miso Robotics and is ready to tackle our next venture with Piestro!

A Seasoned Team of Food & Robotics Experts led by



Massimo De Marco

CEO

Founder @ Kitchen United
COO @ PH+E Consulting

WHY INVEST

Join our successful team as we blend and shape the future of the robotics and fast-food pizza industry

Our team believes that crowdfunding provides the opportunity to democratize an otherwise private asset class that was previously reserved for high net worth individuals. Piestro is a consumer facing business, so we are crowdfunding to garner excitement and support directly from our potential end-customers.

The high touch nature of equity crowdfunding campaigns allows us to connect with our customers and take into account their input and opinions throughout the development process, so that we can continue to improve our product and end-to-end customer experience.

Lets Shake Up The Pizza Experience



Meet Our Team



Massimo Noja De Marco

Chief Executive Officer

Our founder and CEO, Massimo Noja De Marco, has 25+ years of hospitality operations experience. Prior to Piestro,

Massimo was the co-founder of Kitchen United, a successful cloud kitchen company, which raised $50M in venture capital and was most recently valued at $140M. Prior to that, Massimo owned and operated PH+E, a boutique cross-border consulting firm focused on opening restaurants, hotels, and bars.





Kevin Morris
Chief Operating Officer

Our COO, Kevin Morris, also serves as the CFO of Miso Robotics, the company behind Flippy the AI-powered robotic kitchen assistant, which raised $44.7M in funding. Prior to that, Kevin was the CFO and COO of DSTLD, a premium denim jeans company that has raised over $10M through equity crowdfunding.





Evan Lowell
Lead Engineer

Evan Lowell serves as our Lead Mechanical Engineer at Piestro and Wavemaker Labs. He has gained valuable experience across various facets of engineering through his time as a Mechanical Design Engineer at Sensata Technologies and a Field Service Engineer at Agilent Technologies.





John-Marshall Stubbs
Head of Strategy

John-Marshall Stubbs, our Head of Strategy, is also a Venture Capital investor at Wavemaker Partners, a $400M+ AUM Venture Capital Fund, and serves as the Head of Operations at Graze Mowing, a company building fully-electric and autonomous lawn mowers for the commercial landscaping industry.





Kimberly Ng
Head of Business Operations

Kimberly Ng serves as our Head of Business Operations at Piestro and Chief of Staff at Wavemaker Labs. Prior, Kimberly was a Project Manager at Rubicon Project, a digital advertising firm based in Los Angeles, and an Executive Assistant at Lion Capital, a British consumer-focused Private Equity firm.





Buck Jordan
Director, Member of the Board

Buck has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. In addition to his role at Wavemaker Partners, Buck is also the CEO of Miso Robotics. Prior to that, Buck was Managing Partner at an early stage venture fund, Canyon Creek Capital, a position he has held since 2010. Buck is a technologist and early stage venture investor with a successful track record of building businesses at the

building businesses at the leading edge of technology and in transformative high growth markets such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and several others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot. He holds an MBA from the Anderson School of Management.



Offering Summary

Company : Future Labs VI, Inc.

Corporate Address : 1438 9th Street, Santa Monica, CA 90401

Offering Minimum : $9,998.42

Offering Maximum : $1,069,997.20

Minimum Investment Amount (per investor) : $249.39

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,134

Maximum Number of Shares Offered : 656,440

Price per Share : $1.63

Pre-Money Valuation : $6,018,460.41

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19

and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

Early Bird

First 7 days - Friends and Family | 20% bonus shares

Next 7 Days - Super Early Bird | 15% bonus shares

Next 7 days - Early Bird | 10% bonus

Next 7 days - Early Adopters | 5% bonus shares

Volume

- $500+ (Tier 1 perk)
  - $50 in credits
- $1,000 (Tier 2 perk)
  - $100 in credits
- $2,500+ (Tier 3 perk)
  - $200 in credits
- $5,000+ (Tier 4 + 10% bonus shares)
  - $500 in credits
- $20,000+ (Final Tier+ 15 % bonus shares)
  - $2,500 in credits
  - 10% off all purchases your first year
  - Invitation for 2 people to travel to our first opening, including flights and housing

<u>The 10% Bonus for StartEngine Shareholders</u>

Piestro by Future Labs VI, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.63 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $163. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum

funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Piestro is currently under development. All images and product shots are of the Piestro prototype.

Massimo Noja De Marco:
It's no secret that the food industry has been going through tremendous changes. We still want restaurant-quality food, but in a much faster, convenient, and safer way.

Kevin Morris:
The definition of the kitchen and the restaurant of the future is changing. And we believe that Piestro is perfectly positioned to help redefine the kitchen of the future.

Piestro is currently under development. All images and product shots are of the Piestro prototype.

Evan Lowell:
The goal of our engineering was to create our artisanal pizzeria quality with a futuristic twist. And they think it's a great family experience to see this high-tech thing that's almost whimsical and fun, spinning your pizza around, and moving it up and down.

Massimo Noja De Marco:
We joke around that Piestro, our pizza maestro, is creating pizza performances. No, not cheesy like that. And yes, that was totally pun intended. But the performance is truly at the heart of this pizza company.

Kevin Morris:
There's a lot of other competitors in the food technology space and specifically in the pizza automation space. But what they don't have is a team of experienced leaders like ours. Piestro is backed by global venture capital firm Wavemaker partners, which has over 400 million assets under management. Our team is made up of some of the leaders in kitchen automation food technology, including from Miso Robotics, creator of Flippy, the burger flipping robot and Kitchen United, one of the first dark kitchens in the world.

Massimo Noja De Marco:
We see our strategic advantage in five key points: extreme speed to market, major labor reduction, very low rent cost, huge profit margin, and high consistency in the finished product.

Kevin Morris:
In addition to launching Piestro-branded pods throughout the world, we also plan to partner with existing restaurants and pizza chains to help power their business, help them expand both into new categories and also expanding to new locations and to new audiences.

Evan Lowell:
While we have all this high-quality engineering and robotics and a fun show while your pizza is

getting made, the most important thing is that we're going to hand-craft the pizza for you. It's going to be delicious, and it's going to come out fast.

Massimo Noja De Marco:
By blending artisanal pizza, touchless, fast, and fun experience, we believe that this can be the future of food robot investing. So like my grandfather said, "Come and get your slice of the pie."

Piestro is currently under development. All images and product shots are of the Piestro prototype.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:36 PM 04/22/2020
FILED 02:36 PM 04/22/2020
SR 20203061541 - File Number 6645881

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FUTURE LABS VI, INC.

The undersigned, for purposes of amending and restating the Certificate of Incorporation of Future Labs VI, Inc. (the "Corporation"), hereby certifies that:

ONE: The Corporation was incorporated in Delaware under the name Future Labs VI, Inc. pursuant to a Certificate of Incorporation filed with the Secretary of the State of Delaware (the "Delaware Secretary") on December 4, 2017 (the "Certificate of Incorporation").

TWO: He is the duly elected and acting Chief Executive Officer of the Company.

THREE: The Certificate of Incorporation of the Company is hereby amended and restated to read as follows:

I.

The name of the Company is Future Labs VI, Inc.

II.

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex The name of its registered agent at such address is Harvard Business Services, Inc.

III.

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

IV.

A.   The Corporation is authorized to issue three classes of shares to be designated respectively Class F Stock ("Class F Stock"), Common Stock ("Common Stock") and Preferred Stock ("Preferred Stock"). The total number of shares of Class F Stock the Corporation shall have authority to issue is three million (3,000,000); the total number of shares of Common Stock the Corporation shall have authority to issue is ten million (10,000,000); and the total number of shares of Preferred Stock the Corporation shall have authority to issue is five million (5,000,000). The Class F Stock, Common Stock and Preferred Stock shall each have a par value of $0.0001 per share.

B.   Immediately upon the filing of this Amended and Restated Certificate of Incorporation ("Restated Certificate") with the Delaware Secretary (the "Effective Time"), each share of Common

Stock outstanding immediately prior to the Effective Time (the "Prior Common Stock") shall be automatically converted and reclassified into one share of Class F Stock. No fractional shares shall be issued upon such conversion or reclassification, and any fractional shares shall be rounded up to the nearest whole share. Each stock certificate that, immediately prior to the Effective Time, represented shares of Prior Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Class F Stock into which the shares represented by such certificate shall have been converted or reclassified as of the Effective Time; provided, however, that each person holding of record a stock certificate or certificates that represented, immediately prior to the Effective Time, shares of Prior Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate evidencing and representing the number of shares of Class F Stock into which such shares of Prior Common Stock shall have been converted or reclassified.

C. The Preferred Stock may be divided into such number of series as the Board of Directors of the Corporation (the "Board of Directors") may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the numbers of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series subsequent to the issue of shares of that series.

D. The powers, preferences, privileges, rights, restrictions, and other matters relating to the Common Stock and the Class F Stock are as follows:

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

2. Liquidation.

(a) In the event of any Liquidation Event (as defined below), whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

(b) For purposes of this Section 2, a "Liquidation Event" shall include (i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary and in which the holders of capital stock of the Corporation hold less than a majority of the voting power of the surviving entity (other than a mere reincorporation transaction), (ii) a sale of all or substantially all of the assets of the Corporation,

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(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of the Corporation's then outstanding securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation, or (iv) a liquidation, dissolution or winding up of the Corporation. Notwithstanding the foregoing, the issuance of newly issued shares of capital stock of the Corporation for cash in a financing transaction shall not be deemed a liquidation, dissolution or winding up of the Corporation.

        3.   Redemption. Neither the Class F Stock nor the Common Stock is redeemable by any holder thereof.

        4.   Conversion. The holders of the Class F Stock shall have conversion rights as follows (the "Class F Stock Conversion Rights"):

        (a)   Right to Convert to Common Stock. Each share of Class F Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one (1) fully paid and nonassessable share of Common Stock.

        (i)   Automatic Conversion.

        (A)   Each share of Class F Stock shall automatically be converted into one fully paid and nonassessable share of Common Stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock.

        (B)   Any Transfer (as defined below) of a share of Class F Stock (other than a Specified Transfer (as defined below)) shall be deemed an election by the holder thereof to convert such share into Common Stock pursuant to Section 4.a above and each such Transferred share of Class F Stock shall automatically convert into one (1) fully paid and nonassessable share of Common Stock, effective immediately prior to such Transfer.

        (C)   For purposes of the foregoing, the terms (x) "Transfer" shall mean, with respect to a share of Class F Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law; and (y) "Specified Transfer" is any of the following: (I) a Transfer pursuant to which the shares so Transferred are converted into shares of Subsequent Preferred Stock pursuant to Section 4(b) below; (II) a Transfer to a trust for the benefit of the original holder of the Class F Stock to be transferred and for the benefit of no other person; or to a trust for the benefit of persons other than the original holder of the Class F Stock to be transferred so long as such holder has sole dispositive power and exclusive voting control with respect to the shares of Class F Stock held by such trust; (III) a Transfer by will or by the laws of intestate succession; or (IV) a Transfer otherwise deemed to be a Specified Transfer by the Board of Directors.

        (ii)   Mechanics of Conversion. Before any holder of Class F Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such Class F Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable

thereafter, issue and deliver at such office to such holder of Class F Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of such Class F Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Class F Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive Common Stock upon conversion of such Class F Stock shall not be deemed to have converted such Class F Stock until immediately prior to the closing of such sale of securities.

(iii)   Subdivisions or Combinations. If the Corporation in any manner subdivides (whether by stock split, subdivision, dividend, distribution or otherwise) or combines (whether by reverse split or otherwise) the outstanding shares of Common Stock or Class F Stock, then the outstanding shares of the other class of stock shall be subdivided or combined in the same manner.

(iv)   Mergers, Consolidation or Other Combination Transactions. In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock or Class F Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class F Stock and Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of stock is exchanged or converted.

(v)   Reservation of Stock Issuable Upon Conversion.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Class F Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class F Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class F Stock, in addition to such other remedies as shall be available to the holder of such Class F Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(b)   Conversion into Preferred Stock.

(i)   Automatic Conversion. Upon each Equity Financing (as defined below), ten percent (10%) of the shares of Class F Stock held by each holder of Class F Stock immediately following the Effective Time shall automatically convert into shares of the subsequent series of preferred stock of the Corporation that is issued in such Equity Financing (each such series, "Subsequent Preferred Stock") at the applicable Conversion Ratio and each holder of Class F Stock agrees to execute such documents as may be requested by the Corporation in connection with the issuance of such Subsequent Preferred Stock upon the conversion of such Class F Stock.

(ii)   Optional Conversion. In addition to the shares of Class F Stock converted pursuant to Section 4(b)(i), any share of Class F Stock that is sold by the holder thereof in

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connection with an Equity Financing shall, subject to restrictions on the transfer of such share under the bylaws of the Corporation or applicable agreements, automatically convert into shares of the Subsequent Preferred Stock at the applicable Conversion Ratio, effective immediately upon the purchase of such share of Class F Stock by an investor in connection with such Equity Financing (whether or not such investor otherwise participates in the Equity Financing).

(iii) Definitions. For purposes of the foregoing, (i) "Conversion Ratio" shall mean, for each Equity Financing, the inverse of the ratio at which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock of the Corporation (i.e. 1 divided by such conversion ratio); (ii) "Equity Financing" shall mean each equity financing of the Corporation following the Effective Time, in which the Corporation signs a purchase agreement and sells and issues shares of Subsequent Preferred Stock for an aggregate purchase price of at least $1,000,000; and (iii) a sale shall be deemed to be "in connection with an Equity Financing" if it occurs within six months following the final closing of an Equity Financing or such later time as is determined by the Board of Directors. By way of example only, in the event that one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Common Stock, the Conversion Ratio shall be one-half (1/2).

(c) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Class F Stock Conversion Rights against impairment.

(d) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Class F Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation. Any notice required by the provisions of this Section 4 to be given to the Corporation shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to the Board of Directors at the principal business address of this Corporation.

5. Voting Rights.

(a) Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as otherwise expressly provided herein or as required by law, each holder of Class F Stock shall have the right to one (1) vote for each share of Common Stock into which such Class F Stock could then be directly converted (without first being converted to another series of Subsequent Preferred Stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. The holders of Class F Stock and Common Stock shall vote together as a single class on all matters, except as required by applicable law or as set forth below.

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(b)   As long as any shares of Class F Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Class F Stock, (i) amend, alter or repeal any provision of this Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock; (ii) increase or decrease the authorized number of shares of Class F Stock or Common Stock; (iii) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation Event; or (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or consent to any of the following.

6.   Status of Converted Stock. In the event any shares of Class F Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Certificate of Incorporation of the Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

7.   Equal Status. Except as expressly provided in this Section D of Article IV, Class F Stock and Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

V.

A.   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors shall have the power, both before and after receipt of any payment for any of the Corporation's capital stock, to adopt, amend, repeal or otherwise alter the Bylaws of the Corporation without any action on the part of the stockholders.

VI.

A.   Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

VII.

A.   The Corporation reserves the right to adopt, repeal, rescind or amend in any respect any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, subject to the terms hereof, and all rights conferred on stockholders herein are granted subject to this reservation.

VIII.

A.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize Corporation action further eliminating or limiting the personal liability of directors then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

B.   The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil administrative or investigations, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation to the same extent as permitted by law.

C.   Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director, officer or the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

* * * *

FOUR: This Restated Certificate has been duly approved by the Board of Directors.

FIVE: This Restated Certificate has been approved by the holders of the requisite number of shares of the Company in accordance with Section 228 of the DGCL. This Restated Certificate has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Future Labs VI, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 8th day of April, 2020.

FUTURE LABS VI, INC.

DocuSigned by:
Buck Jordan
643CF15AB4154DA...

By:________________________________

Name: James Buckly Jordan
Title: Chief Executive Officer